

CARL ZEISS MEDITEC

RECEIVED

2010 FEB 24 A 10:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE





10015237

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-106

Fax: +49 36 41/ 220-117

e-mail: p.kofler@meditec.zeiss.com

SUPPL

Division/Dept.: Investor Relations

Your contact: Patrick Kofler

Our ref.: PKo/Mtr

Date: 2010-02-17

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	**Date of release**
Press Release	2010-02-12
3 Month Report 2009/2010	2010-02-12

Best regards,

Carl Zeiss Meditec AG
i. V.

P. Kofler

Patrick Kofler
Director Investor Relations

i. A.

M. Pfeil

Mandy Pfeil
Assistant Investor Relations

2/24

Address of Record:
Goeschwitzer Str. 51-52
07745 Jena, Germany
Tel.: +49 36 41 220-0

Address for Delivery:
Carl Zeiss Meditec AG
Carl-Zeiss-Promenade 10
07745 Jena, Germany

Commercial Register:
Local Court Jena HRB 205623
VAT-ID. No. DE 811 922 737
WEEE-Reg.-Nr. DE55298748

Deutsche Bank Jena
Account: 624536900 (BIC 820 700 00)
S.W.I.F.T.-Code: DEUT DE 8E
IBAN: DE90820700000624536900

Dresdner Bank Jena
Account: 343424200 (BIC 820 800 00)
S.W.I.F.T.- Code: DRES DE FF 825
IBAN: DE12820800000343424200

Commerzbank Jena
Account: 258072800 (BIC 820 400 00)
S.W.I.F.T.- Code: COBADEFFXXX
IBAN: DE31820400000258072800


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec affirms growth target for financial year 2009/2010, despite cautious start

Revenue down compared with strong quarter of previous year - stable gross and EBIT margin - increase in operative cash flow

JENA – 12 February 2010
The medical technology company has ended the first quarter of financial year 2009/2010 (balance sheet date: 31 December 2009) with sound results, proving it is able to hold its own in the persistently volatile and difficult economic environment. This steady development is also driven by the Company program, RACE 2010.

In the first three months of financial year 2009/2010, Carl Zeiss Meditec generated revenue of EUR 156.2 million (previous year: EUR 177.9 million). The year-on-year decline of 12.2 percent is above all due to the previous year's quarter, which was influenced by special effects and negative effects caused by exchange rate fluctuations totaling EUR 8.3 million. The gross margin, on the other hand, increased from 50.3 percent to 50.7 percent. Earnings before interest and tax decreased by 13.1 percent year-on-year to EUR 18.7 million (previous year: EUR 21.5 million). The EBIT margin, however, remained almost stable at 12.0 percent (previous year: 12.1 percent), despite a decline in revenue. Cash flow from operating activities increased year-on-year and amounts to EUR 7.7 million (previous year: EUR 4.0 million).

"In spite of the difficult economic situation, it is hard to be content with the development of revenue in the first quarter. However, our focus on efficiency and good cost management led to a stable development of results. We therefore consider ourselves well equipped - if markets continue to stabilize and recover - to be able to continue on our growth

Press Release


ZEISS

CARL ZEISS MEDITEC

course of the past year, with corresponding increases in profitability," says Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec AG.

Regionally, the "Europe, Middle East and Africa" region generated the largest share of revenue of 37.4 percent. The "Americas" region was impacted by highly negative currency effects.

On the strategic business unit level, the "Surgical Ophthalmology" SBU further increased its revenue, due particularly to the expansion of distribution activities for the innovative multifocal lenses. This business unit's share of revenue thus increased to 12.5 percent (previous year: 10.9 percent). The largest share of revenue in the first quarter of 2009/2010 was again generated by the "Ophthalmic Systems" strategic business unit, with 46.9 percent (previous year: 50.1 percent). The revenue of this business unit and the revenue of the "Microsurgery" SBU were adversely affected by currency effects.

"With orders on hand of EUR 65.2 million at the end of the first quarter (+7.4 percent compared with the previous year) and a number of innovative new products due to come onto the market in 2010, we are sticking to our projections for financial year 2009/2010 as a whole. In spite of the extremely volatile market environment that persists, we anticipate revenue growth in 2010 that is at least on a par with growth in the markets, and we expect this growth to range between 0 percent and 5 percent, depending on the segment and region," says Dr. Michael Kaschke.

Press Release



CARL ZEISS MEDITEC

Revenue by strategic business unit

Figures in € '000	3 months 2008/2009	3 months 2009/2010	Change from previous year
Ophthalmic Systems	89,182	73,206	- 17.9%
Surgical Ophthalmology	19,320	19,532	1.1%
Microsurgery	69,399	63,489	-8.5%

Revenue by region

Figures in € '000	3 Months 2008/2009	3 months 2009/2010	Change from previous year
EMEA	66,549	58,420	-12.2%
Americas	65,641	57,417	-12.5%
Asia / Pacific region	45,711	40,390	-11.6%

Press Release


ZEISS

CARL ZEISS MEDITEC

Contacts

Eva Sesselmann
Corporate Communications
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Investor Relations
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The Company supplies innovative technologies and application-oriented solutions which enable doctors to improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases. In the field of microsurgery the Company provides innovative visualization solutions. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiotherapy.

The Company's around 2,100 employees generated revenue of about EUR 600 million in fiscal year 2007/08 (ended Sept. 30). The headquarters of Carl Zeiss Meditec are located in Jena, Germany. In addition to other subsidiaries in Germany, the Company is represented by over 50 percent of its employees at sites in the USA, Japan, Spain and France.

Press Release


ZEISS

CARL ZEISS MEDITEC

Thirty-five percent of Carl Zeiss Meditec's shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future-oriented markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". Carl Zeiss AG is headquartered in Oberkochen, Germany. During fiscal year 2007/08 (ended Sept. 30) the company generated revenues of about EUR 2.7 billion. Carl Zeiss has around 13,000 employees in more than 30 countries, including more than 8,000 in Germany.

For further information please visit our website at:
www.meditec.zeiss.com

Press Release

3 Month Report 2009/2010

Q1



CARL ZEISS MEDITEC

3 Months 2009/2010 at a glance

Highlights

- CZM holds its own in persistently irregular economic environment in first quarter of 2009/2010
- Sounds growth in the IOL business
- Stable EBIT and gross margin, despite fall in revenue
- Equity ratio up to 73.5 %
- Positive growth outlook for financial year 2009/2010 sustained

Business development

(Unless specified otherwise, figures in € '000)

Revenue and net income


3 Months 2009/2010
3 Months 2008/2009
Consolidated revenue (Gross margin)
-12.2 %
156,227 (50.7 %)
177,901 (50.3 %)
3 Months 2009/2010
3 Months 2008/2009
EBIT (EBIT margin)
-13.1 %
18,680 (12.0 %)
21,487 (12.1 %)
3 Months 2009/2010
3 Months 2008/2009
Consolidated net income after non-controlling interest
-11.3 %
11,299
12,739

Key ratios in balance sheet and cash flow statement


31 December 2009
30 September 2009
Equity ratio
+1.9 %-pts
73.5 %
71.6 %
3 Months 2009/2010
3 Months 2008/2009
Net working capital
-8.1 %
101,178
110,044
31 December 2009
30 September 2009
Net cash
+2.3 %
257,908
252,026

Content

Ladies and Gentlemen,

Although Carl Zeiss Meditec AG was not able in the first quarter of 2009/2010 to match the level of revenue generated in the first quarter of the previous year – which was positively influenced by extraordinary effects – despite a very strong finish to financial year 2008/2009, we still managed to hold our own in a persistently difficult economic environment, and generated a sound gross profit and EBIT margin.

In the reporting period, we generated revenue of € 156.2 million, which corresponds to a decline of 12.2 % compared with the previous year (€ 177.9 million). The exceptionally high revenue in the same quarter of the previous year was, however, mainly due to the reduction of orders on hand as a result of the delivery of new products, for which there were supply difficulties at the end of financial year 2007/2008. In addition: unlike in the previous year, there were also negative effects due to exchange rate fluctuations, amounting to € 8.3 million. Earnings before interest and tax decreased by 13.1 % year-on-year, to € 18.7 million (previous year: € 21.5 million). The EBIT margin, on the other hand, remained almost stable, at 12.0 % (previous year: 12.1 %). The development of operative cash flow was also encouraging. This increased year-on-year to € 7.7 million (previous year: € 4.0 million). In spite of the difficult economic situation, it is hard to be content with the development of revenue in the first quarter. However our focus on efficiency and good cost management lead to the stable development of results. We therefore consider ourselves well equipped, if the markets recover and stabilise, to continue on our growth course with above-average increases in profitability.

Particularly given that the economic crisis is not yet over, we are focusing on the strengths of our Company. We are a stable and reliable global partner for our customers; we place maximum emphasis on the excellent quality of our products and on providing an outstanding service and customer support. Our product portfolio is consistently geared to the needs of our customers: particularly in times when purchase decisions are measured according to cost-effectiveness and clinical benefit, our solutions offer the possibility to simplify workflows in the practice and operating room environment and make them more cost-effective, thus enabling our customers to achieve even better results for their patients.

We are already in a good position today to achieve our planned growth, due to our strong ZEISS brand, our global presence and our innovative product range. Our extremely sound financial basis provides us with the necessary entrepreneurial scope to implement important strategic initiatives and projects to expand this position further. It is important, however, in spite of all our strengths, to analyse the potential effects of changes in general economic conditions on the Company, and to make the appropriate adjustments quickly.

Even before the economic crisis, we began, in summer 2008, to prepare our Company for further growth with our RACE 2010 programme. We firmly believe that we should continue to drive this programme forward with all our strength, particularly in this phase of market weakness. It will help us to accelerate innovations, to further reinforce our customer focus and to further speed up the already successful entry into new markets.

With orders on hand of € 65.2 million at the end of the first quarter and a number of innovative new products due to come onto the market in 2010, we are sticking to our projections for financial year 2009/2010 as a whole. In spite of the extremely volatile market environment that persists, we anticipate revenue growth in 2010 that is at least on a par with growth in the markets, and we expect this growth to range between 0 percent and 5 percent, depending on the segment and region. We aim to keep the EBIT profitability achieved based on the current level of sales on at least a par with that of the previous year, and to increase it further through the growth initiatives being pursued and targeted gross margin improvement, without foregoing any necessary investments in growth.

Particularly in turbulent times, it is important to consistently pursue our strategy and put medium-term and long-term growth and profitability before short-term, unsustainable profit optimisations.

Dear Shareholders, Ladies and Gentlemen, at the Annual General Meeting at the beginning of March 2010, it is my intention to be re-elected to the Supervisory Board of Carl Zeiss Meditec AG and to re-assume the position of Chairman. Effective from the end of the 2010 Annual General Meeting, I shall therefore step down as Chairman of the Management Board. I would like to thank you all the confidence you have shown in me and for the good cooperation over the past 18 months. During these 18 months, we have not only successfully steered Carl Zeiss Meditec through the crisis, but we have also laid the foundations for successful and profitable growth.

The new Management Board team, together with all senior executives and employees of Carl Zeiss Meditec, shall continue along this beaten track with purpose and success.

Jena, February 2010

Sincerely,

Michael Kaschke

Dr. Michael Kaschke
President and Chief Executive Officer



Management report to the consolidated interim financial statements

Business development

1. Summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group", the "Company"), which comprises additional subsidiaries.

No changes were made with respect to the Group's reporting entity and the structure of its financial statements in the first three months of 2009/2010.

2. Revenue growth

Carl Zeiss Meditec generated consolidated revenue of € 156.2 million in the first three months of 2009/2010 (previous year: € 177.9 million).

a) Consolidated revenue by strategic business unit

Due to the steady growth in the **"Surgical Ophthalmology"** SBU, its share of consolidated revenue increased further in the first three months of 2009/2010, to 12.5 % (previous year: 10.9 %). The **"Ophthalmic Systems"** SBU accounted for the largest share, 46.9 %, of Carl Zeiss Meditec's consolidated revenue (previous year: 50.1 %). The **"Microsurgery"** SBU generated a share of 40.6 % (previous year: 39.0 %) of consolidated revenue.

Figure 1: Share of strategic business units in consolidated revenue in the first three months of financial year 2009/2010, in percent


Ophthalmic Systems SBU
46.9 %
Microsurgery
40.6 %
Surgical Ophthalmology SBU
12.5 %

Figure 2: Consolidated revenue by strategic business unit (figures in € '000)

	3 Months 2009/2010	3 Months 2008/2009	
Surgical Ophthalmology SBU	**19,532**	19,320	+1.1%
Ophthalmic Systems SBU	**73,206**	89,182	-17.9%
Microsurgery	**63,489**	69,399	-8.5%
Consolidated revenue	**156,227**	177,901	

Consolidated revenue in the "Surgical Ophthalmology" SBU increased slightly, due mainly to the further expansion of distribution activities for the AT LISA family of multifocal lenses.

Sales drivers in the "Ophthalmic Systems" SBU were the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, Humphrey® Field Analyzer, and the VISUCAM family of fundus cameras.

The main sales drivers in the "Microsurgery" SBU continued to be the innovative surgical microscopes. In particular the OPMI® Pentero® and OPMI® Vario surgical microscopes, which are used in neuro and spinal surgery, and the OPMI Lumera® surgical microscope, which is used in ophthalmic surgery, had a positive effect on revenue.

Consolidated revenue in the latter two SBUs was also negatively influenced by currency effects in the period under review.

The chart below shows consolidated revenue by strategic business unit based on constant exchange rates.

Figure 3: Consolidated revenue by strategic business unit based on constant exchange rates (figures in € '000)

	3 Months 2009/2010	3 Months 2008/2009	
Surgical Ophthalmology SBU	**19,532**	19,195	+1.8%
Ophthalmic Systems SBU	**73,206**	83,903	-12.7%
Microsurgery	**63,489**	66,540	-4.6%
Consolidated revenue	**156,227**	169,638	

b) Consolidated revenue by region

Figure 4: Consolidated revenue by region (figures in € '000)

	■ 3 Months 2009/2010 / ■ 3 Months 2008/2009	Change
Asia/Pacific	**40,390** 45,711	-11.6%
Americas	**57,417** 65,641	-12.5%
EMEA	**58,420** 66,549	-12.2%
Consolidated revenue	**156,227** 177,901	

Revenue in the regions **"Europe, Middle East and Africa"** ("EMEA"), the **"Americas"** and **"Asia/Pacific"** ("APAC") declined compared with the same quarter of the previous year. The Americas region was partly affected by extremely negative currency effects. The revenue decline in the APAC region includes higher revenue in China and Australia.

Most revenue in the "Americas" region was generated by the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, Humphrey® Field Analyzer and the surgical microscopes OPMI® Pentero® and OPMI Lumera®. The region's share of consolidated revenue remained almost constant compared with the previous year, at 36.8 % (previous year: 36.9 %).

The share of consolidated revenue generated in the "Asia/Pacific" region increased in the first three months of 2009/2010, from 25.7 % in the same period of the previous year to 25.9 %. Primary sales drivers in this region were the OPMI® Pentero® and OPMI Lumera® surgical microscopes and the diagnostic systems Humphrey® Field Analyzer and Cirrus™ HD-OCT.

The strongest contributor to sales in the first quarter of 2009/2010 was the region "Europe, Middle East and Africa" ("EMEA"). The main sales drivers here were the diagnostic systems Cirrus™ HD-OCT, IOLMaster® and the surgical microscopes OPMI® Pentero®, OPMI® Vario and OPMI Lumera®. The region's share of consolidated revenue remained constant compared with the same period of the previous year, at 37.4 %.

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (figures in € '000)

	3 Months 2009/2010	3 Months 2008/2009	Change
Asia/Pacific	**40,390**	44,079	-8.4 %
Americas	**57,417**	59,095	-2.8 %
EMEA	**58,420**	66,464	-12.1 %
Consolidated revenue	**156,227**	169,638	

4. Net assets

a) Presentation of net assets

The following chart summarises the development of key items in the consolidated balance sheet:

Figure 6: Structure of the consolidated balance sheet (figures in € '000)

Assets	30 September 2009	31 December 2009
Goodwill	113,593	**113,814**
Noncurrent assets*	115,419	**116,686**
Cash and cash equivalents	199,995	**202,828**
Current assets**	325,358	**320,810**
Consolidated total assets	754,365	**754,138**

Liabilities and equity	30 September 2009	31 Dezember 2009
Equity	539,772	**554,031**
Noncurrent liabilities	64,118	**63,431**
Current liabilities	150,475	**136,676**
Consolidated total liabilities	754,365	**754,138**

* excluding goodwill
** excluding cash and cash equivalents

ASSETS

Inventories

Due to the good management of working capital, this balance sheet item amounted to € 98.1 million as of 31 December 2009, compared with € 99.1 million as of 30 September 2009.

Trade receivables, incl. receivables from related parties

"Trade receivables, incl. receivables from related parties" increased by a slight 2.9 % compared with 30 September 2009, from € 116.1 million to € 119.4 million.

Cash and cash equivalents

This balance sheet item increased from € 200.0 million to € 202.8 million. Cash and cash equivalents which the Carl Zeiss Meditec Group does not directly require for its business operations are lodged with the Group treasury of Carl Zeiss AG at normal market conditions. This item in the balance sheet decreased slightly to € 89.1 million (30 September 2009: € 96.0 million), due mainly to the full repayment of the LDT loan.

LIABILITIES AND EQUITY

Equity

The equity reported in Carl Zeiss Meditec's consolidated balance sheet as of 31 December 2009 increased as a result of the consolidated net income generated in the first quarter of 2009/2010, to € 554.0 million (30 September 2009: € 539.8 million).

Current portion of noncurrent financial liabilities

This balance sheet item decreased to € 0.3 million (30 September 2009: € 9.3 million). The US subsidiary Carl Zeiss Meditec Inc. took out a low-interest US dollar loan of US$ 26.0 million (€ 19.6 million based on the rate of exchange at the date of acquisition) with Carl Zeiss AG's Group treasury within the scope of the acquisition of the US company Laser Diagnostic Technologies ("LDT"). The final instalment of this loan was paid off in due time in November 2009 with expiry of the term of the loan.

Trade payables

Due in particular to the payment of outstanding liabilities from the fourth quarter of 2008/2009, the balance sheet item "Trade payables" decreased by 6.7 %, from € 23.1 million (30 September 2009) to € 21.5 million.

b) Key ratios relating to net assets

Table 1: Key ratios relating to net assets

Key ratio	Definition	30 September 2009	31 December 2009	Change
Equity ratio	Equity / Total assets	71.6%	73.5%	+1.9%-pts
Rate of inventory turnover	Cost of goods sold (annualized) / Average inventories	2.9	3.1	+7.2%
Days of sales outstanding (DSO)	Trade receivables including receivables from related parties / Consolidated revenue (annualized) x 360 days	65.3 days	68.8 days	+5.4%

5. Financial position

The cash flow statement, which is the basis for presenting the Company's financial position, merely records changes in individual items in the income statement and the balance sheet that occurred after the respective date of first-time consolidation. In contrast, the consolidated balance sheet presents the figures as they were in the balance sheet date 31 December 2009. As a result, the statements in the analysis of the financial position may differ from the presentation of net assets based on the consolidated balance sheet.

Figure 7: Summary of key figures in the consolidated cash flow statement (figures in € '000)

	3 Months 2009/2010	3 Months 2008/2009
Cash flow from operating activities	**7,732**	3,985
Cash flow from investing activities	**-2,052**	-12,807
Cash flow from financing activities	**-2,841**	-2,737
Change in cash and cash equivalents	**2,833**	-12,690

a) Presentation of financial position

Cash flow from operating activities

Cash flow from operating activities in the first quarter of 2009/2010 amounted to € 7.7 million (previous year: € 4.0 million). The management of working capital had a positive effect.

Cash flow from investing activities
In the reporting period the negative cash flow from investing activities amounted to € -2.1 million, compared with € -12.8 million the previous year. The previous year's quarter includes the payment for the acquisition of the assets of Welch Allyn, amounting to € 7.7 million.

Cash flow from financing activities
In the period under review cash flow from financing activities amounted to € -2.8 million (previous year: € -2.7 million). This includes the full repayment of the LDT loan.

b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (figures in € '000)

Key ratio	Definition	30 September 2009	31 December 2009	Change
Cash and cash equivalents	Cash-in-hand and bank balances	199,995	202,828	+1.4%
Net cash	Cash-in-hand and bank balances + Treasury receivables from Group treasury of Carl Zeiss AG ./. Treasury payables to Group treasury of Carl Zeiss AG ./. Interest-bearing liabilities	252,026	257,908	+2.3%
Net working capital	Current assets ./. Cash and cash equivalents ./. Treasury receivables from Group treasury of Carl Zeiss AG ./. Current liabilities excl. treasury payables to Group treasury of Carl Zeiss AG	86,028	101,178	+17.6%
Working capital	Current assets ./. Current liabilities	374,878	386,962	+3.2%

Table 3: Key ratios relating to financial position

Key ratio	Definition	3 Months 2008/2009	3 Months 2009/2010	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 0.05	€ 0.10	+100.0%
Capex ratio	Investment in property, plant and equipment / Consolidated revenue	1.1%	0.8%	-0.3%-pts

6. Results of operations

a) Presentation of results of operations

Table 4: Summary of key ratios in the consolidated income statement (figures in € '000)

	3 Months 2008/2009	3 Months 2009/2010	Change
Revenue	177,901	156,227	-12.2%
Gross margin	*50.3%*	*50.7%*	*+0.4%-pts*
EBITDA	25,205	22,772	-9.7%
EBITDA margin	*14.2%*	*14.6%*	*+0.4%-pts*
EBIT	21,487	18,680	-13.1%
EBIT margin	*12.1%*	*12.0%*	*-0.1%-pts*
Earnings before income taxes	22,083	17,963	-18.7%
Tax rate	*37.0%*	*30.1%*	*-6.9%-pts*
Consolidated net income after non-controlling interests	12,739	11,299	-11.3%
Earnings per share after non-controlling interests	€ 0.16	€ 0.14	-11.3%

Revenue

Carl Zeiss Meditec's consolidated revenue amounted to € 156.2 million in the first quarter of 2009/2010 (previous year: € 177.9 million). This corresponds to a decrease in revenue of 12.2%. The exceptionally good development in the same quarter of the previous year was mainly due to the delivery of new products, which suffered supply difficulties at the end of financial year 2007/2008. Fluctuations in exchange rates also had negative effects compared with the year-ago quarter.

Gross profit

Gross profit amounted to € 79.2 million in the first three months of 2009/2010 (previous year: € 89.5 million). The gross margin increased year-on-year from 50.3% to 50.7%, due to the innovative product mix.

Functional costs
Functional costs decreased in absolute terms compared with the same quarter of the previous year, from € 68.3 million to € 60.7 million.

- **Selling and marketing expenses:** selling and marketing expenses decreased in the first three months of 2009/2010, from € 41.8 million to € 36.8 million. The share of these expenses in relation to consolidated revenue remained almost the same as in the same quarter of the previous year, at 23.5 %.
- **General and administrative expenses:** these expenses amounted to € 7.7 million in the first quarter of 2009/2010 (previous year: € 9.1 million). This corresponds to a ratio of 5.0 % of consolidated revenue, compared with 5.1 % the previous year.
- **Research and development expenses:** even in economically difficult times, we are continuing to invest in growth and development programmes, in order to be able to continue supplying innovative products in the future and win additional market shares. R&D expenses in the first three months amounted to € 16.2 million (previous year: € 17.4 million), thus increasing slightly compared with the same quarter of the previous year, from 9.8 % to 10.3 % of consolidated revenue.

Development of earnings
EBITDA amounted to € 22.8 million in the reporting period (previous year: € 25.2 million). The **EBITDA margin** increased year-on-year from 14.2 % to 14.6 %. **EBIT** amounted to € 18.7 million (previous year: € 21.5 million). The **EBIT margin** remained almost stable, at 12.0 % (previous year: 12.1 %).

The **tax rate** decreased year-on-year from 37.0 % to 30.1 %. **Non-controlling interests** remained almost constant, at € 1.3 million, compared with € 1.2 million in the same period of the previous year. At € 11.3 million, **consolidated net income after non-controlling interests** was 11.3 % lower than in the same period of the previous year (€ 12.7 million), which is particularly attributable to a lower financial result due to the dramatic decline in interest rates year-on-year. Accordingly, **earnings per share after non-controlling interests** amounted to € 0.14 in the first three months of 2009/2010 (previous year: € 0.16).

7. Research and development

In the first quarter of financial year 2009/2010, Carl Zeiss Meditec invested a total of € 16.2 million (previous year: € 17.4 million) in research and development.

As of 31 December 2009, there were 366 research and development employees Group-wide (previous year: 350). This corresponds to a share of 16.9 % (previous year: 16.2 %) of the total workforce of the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec mainly focuses on:

- examining new technological concepts in terms of their clinical relevance and effectiveness. The concept of "evidence-based medicine" plays a major role in this, i.e., proving the efficacy of the developed diagnostic and treatment methods is very important to us;
- the continuous development of the existing product portfolio;
- the development of new products and product platforms based on the available basic technologies and
- the networking of systems and devices to increase efficiency.

8. Events of particular significance

With effect from 30 November 2009, Management Board member Bernd Hirsch left the Company at his own request with the approval of the Management Board and the Supervisory Board.

The Supervisory Board appointed Dr. Christian Müller as a new member of the Management Board with effect from 15 December 2009.

9. Orders on hand

As of 31 December 2009 the Group's orders on hand amounted to € 65.2 million (previous year: € 60.7 million). It is the Group's general opinion that the trend of customers placing orders at short notice will continue, particularly with regard to systems and equipment for ophthalmology.

10. Employees

As of 31 December 2009 the Carl Zeiss Meditec Group had 2,160 employees worldwide (previous year: 2,167).

Figure 9: Personnel structure of the Carl Zeiss Meditec Group as of 31 December 2009

Production	28.9%
Commercial sector and administration	8.1%
Research and development	16.9%
Service	18.7%
Sales and marketing	27.4%



11. Outlook

Our Company would like to help people enjoy a high quality of life, even into their old age. Our products help to provide optimum vision, mental health and mobility, so that people can actively participate in society. The aging population and an improving health care system in the emerging markets mean that there is steady, long-term growth in the demand for our products. We therefore consider ourselves to be in a good starting position to overcome the challenging circumstances we are currently facing and to grow sustainably and profitably in the long term.

In a persistently difficult environment – one that differs significantly depending on the particular region and segment – Carl Zeiss Meditec made a cautious but solid start to financial year 2009/2010. Thanks to our global presence, our innovative products and our strong ZEISS brand, business was again successful and profitable in the first few months of the new financial year.

Particularly in turbulent times, it is important to consistently pursue our strategy and put medium-term and long-term growth and profitability before short-term, unsustainable profit optimisations. Our Company programme RACE 2010 therefore aims to optimise the efficiency of our entrepreneurial activities, in order to achieve a sustainable increase in value. The programme works on five strategic priorities: acceleration and efficiency of innovation, focusing our business expansion on new and developing markets, strengthening our customer focus, as well as global process excellence and employee support and development.

Our Company programme, a number of innovative new products to be launched in 2010 and our orders on hand of € 65.2 million at the end of the first quarter make us confident about achieving our targets for this financial year. We expect revenue growth in financial year 2009/2010 to be at least on a par with growth in the markets. In spite of the extremely volatile market environment that persists, we anticipate market growth of 0–5 % in the markets we address, depending on the segment and region. We aim to keep the EBIT profitability achieved based on the current level of sales on at least a par with that of the previous year, and to increase it further through the growth initiatives being pursued and targeted gross margin improvement, without foregoing any necessary investments in growth.

Directors' holdings and directors' dealings

1. Directors' holdings – shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 5: Directors' Holdings – Number of Carl Zeiss Meditec shares held by members of the Company's executive bodies

		Number of Carl Zeiss Meditec shares (31 December 2009)
Management Board		
Dr. Michael Kaschke	Shares	6,000
Dr. Christian Müller	Shares	–
Ulrich Krauss	Shares	1,650
Dr. Ludwin Monz	Shares	1,000
Supervisory Board		
Dr. Markus Guthoff	Shares	1,900
Dr. Wolfgang Reim	Shares	10,000
Dr. Dieter Kurz	Shares	–
Ulrich Hoffmann	Shares	–
Wilhelm Burmeister	Shares	1,419
Franz-Jörg Stündel	Shares	839
Company		
Carl Zeiss Meditec AG	Shares	–

2. Directors' dealings – notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first three months 2009/2010

In the first three months of 2009/2010 members of the Management Board and Supervisory Board did not execute any notifiable securities transactions pursuant to Section 15a of the German Securities Trading Act *("WpHG")*.

The details of all securities transactions executed by members of the Management Board and Supervisory Board are published immediately after their disclosure on the Company's website at **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings** in accordance with the prevailing legal requirements of Section 15b *WpHG*. The publication documents and the relevant disclosures are forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin)*.

Shareholder structure

Figure 10: Shareholder structure of Carl Zeiss Meditec AG (as of 31 December 2009)



Carl Zeiss AG	65.0%
Management Board and Supervisory Board of Carl Zeiss Meditec AG	< 0.1%
Carl Zeiss Meditec AG	0.0%
Free float, thereof: about 70% institutional investors[1] about 30% private investors	35.0%
Share capital (€ 81,309,610, composed of 81,309,610 no-par value shares)	100.0%

[1] Source: Lion Shares and own research

Consolidated statement of comprehensive income (IFRS) for the period from 1 October 2009 to 31 December 2009

(Figures in € '000)		**Financial year 2009/2010** 1 October 2009 – 31 December 2009		**Financial year 2008/2009** 1 October 2008 – 31 December 2008
Revenue		**156,227**		**177,901**
Cost of goods sold		(77,005)		(88,357)
Gross profit		**79,222**		**89,544**
Selling and marketing expenses		(36,750)		(41,775)
General and administrative expenses		(7,747)		(9,148)
Research and development expenses		(16,157)		(17,399)
Other income		160		297
Other expense		(48)		(32)
Earnings before interests, income taxes, depreciation and amortisation	*22,772*		*25,205*	
Depreciation and amortisation	*4,092*		*3,718*	
Earnings before interests and income taxes		**18,680**		**21,487**
Results from investments accounted for using the equity method		(8)		(11)
Interest income		325		2,539
Interest expense		(1,266)		(1,238)
Foreign currency gains/(losses), net		(308)		(1,057)
Other financial result		540		363
Earnings before income taxes		**17,963**		**22,083**
Income tax expense		(5,401)		(8,176)
Net income		**12,562**		**13,907**
Attributable to:				
Shareholders of the parent company		11,299		12,739
Non-controlling interest		1,263		1,168
Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted		**0.14**		**0.16**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of comprehensive income (IFRS) for the period from 1 October 2009 to 31 December 2009

(Figures in € '000)	**Financial year 2009/2010** 1 October 2009 – 31 December 2009	**Financial year 2008/2009** 1 October 2008 – 31 December 2008
Net income	**12,562**	**13,907**
Fair value measurement of available-for-sale financial assets		
Recognised directly in equity	(17)	9
Foreign currency translation	1,714	3,548
Other comprehensive income	**1,697**	**3,557**
Comprehensive income	**14,259**	**17,464**
Attributable to:		
Shareholders of the parent company	13,243	14,069
Non-controlling interest	1,016	3,395

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of financial position (IFRS) for the year ended 31 December 2009

(Figures in € '000)	31 December 2009	30 September 2009
ASSETS		
Goodwill	113,814	113,593
Intangible assets	36,251	38,045
Property, plant and equipment	41,748	42,193
Investments accounted for using the equity method	95	103
Investments	364	364
Deferred tax assets	34,946	32,694
Noncurrent trade receivables	2,133	872
Other noncurrent assets	1,149	1,148
Total noncurrent assets	**230,500**	**229,012**
Inventories	98,048	99,054
Trade receivables	89,027	91,249
Accounts receivable from related parties	28,207	23,932
Treasury receivables	89,136	95,980
Tax refund claims	4,490	3,114
Other current assets	11,799	11,909
Securities	103	120
Cash and cash equivalents	202,828	199,995
Total current assets	**523,638**	**525,353**
Total assets	**754,138**	**754,365**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

(Figures in € '000)	31 December 2009	30 September 2009
LIABILITIES AND EQUITY		
Share capital	81,310	81,310
Capital reserve	313,863	313,863
Retained earnings	162,696	151,397
Gains and losses recognised directly in equity	(23,780)	(25,724)
Equity before non-controlling interest	534,089	520,846
Non-controlling interest	19,942	18,926
Total equity	**554,031**	**539,772**
Provisions for pensions and similar commitments	10,771	11,334
Other noncurrent provisions	10,719	10,796
Noncurrent financial liabilities	9,261	9,322
Noncurrent leasing liabilities	16,883	16,905
Other noncurrent liabilities	6,027	6,017
Deferred tax liabilities	9,770	9,744
Total noncurrent liabilities	**63,431**	**64,118**
Current provisions	31,105	30,652
Current accrued liabilities	39,129	37,988
Current financial liabilities	907	1,782
Current portion of noncurrent financial liabilities	343	9,271
Current portion of noncurrent leasing liabilities	1,389	1,326
Trade payables	21,536	23,086
Current income tax liabilities	5,905	8,123
Accounts payable to related parties	5,734	9,058
Treasury payables	6,180	7,125
Other current liabilities	24,448	22,064
Total current liabilities	**136,676**	**150,475**
Total liabilities	**754,138**	**754,365**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of cash flows (IFRS) for the period from 1 October 2009 to 31 December 2009

(Figures in € '000)	**Financial year 2009/2010** 1 October 2009 – 31 December 2009	**Financial year 2008/2009** 1 October 2008 – 31 December 2008
Cash flows from operating activities:		
Net income	**12,562**	**13,907**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities		
Income tax expenses	5,401	8,176
Interest income/expenses	941	(1,301)
Results from investments accounted for using the equity method	8	11
Depreciation and amortisation	4,092	3,718
Gains/losses on disposal of fixed assets/financial assets	6	49
Interest received	365	1,248
Interest paid	(962)	(1,139)
Income tax reimbursement	160	889
Income taxes paid	(10,678)	(10,698)
Changes in working capital:		
Trade receivables	(2,672)	(10,745)
Inventories	1,546	435
Other assets	188	(3,411)
Trade payables	(5,294)	(8,229)
Provisions and financial liabilities	56	7,358
Other liabilities	2,013	3,717
Total adjustments	(4,830)	(9,922)
Net cash provided by operating activities	**7,732**	**3,985**
Cash flows from investing activities:		
Investment in property, plant and equipment	(1,071)	(1,583)
Investment in intangible assets	(10)	(1,162)
Investment in plan assets pension fund	(988)	(2,382)
Proceeds from fixed assets	17	55
Investment in interests	–	(3)
Acquisition of consolidated companies/businesses, net of cash acquired (2008/2009: Welch Allyn: € 7,732 thsd.)	–	(7,732)
Net cash used in investing activities	**(2,052)**	**(12,807)**
Cash flows from financing activities:		
Repayments of short-term debt	–	(96)
Repayments of noncurrent financial liabilities	(133)	(142)
Repayments from noncurrent loans from related parties	(8,648)	–
(Increase)/decrease in treasury receivables	7,141	(40)
Increase/(decrease) in treasury payables	(944)	(2,212)
Change of leasing liabilities	(257)	(247)
Net cash provided by financing activities	**(2,841)**	**(2,737)**
Effect of exchange rate fluctuation on cash and cash equivalents	(6)	(1,131)
Net increase/(decrease) in cash and cash equivalents	**2,833**	**(12,690)**
Cash and cash equivalents, beginning of reporting period	199,995	195,473
Cash and cash equivalents, end of reporting period	**202,828**	**182,783**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in equity (IFRS)

(Figures in € '000)				Gains and losses recognised directly in equity				
	Share capital	Capital reserve	Retained earnings	Reserves from currency conversion	Fair value reserve for afs financial instruments	Equity before non-controlling interest	Non-controlling interest	Total equity
As of 1 October 2008	**81,310**	**313,863**	**115,489**	**(22,430)**	**(242)**	**487,990**	**12,741**	**500,731**
Fair value measurement of available-for-sale financial assets	–	–	–	–	88	88	–	88
Foreign currency translation	–	–	–	(3,138)	–	(3,138)	1,628	(1,510)
Changes in equity from investments accounted for using the equity method	–	–	–	–	(2)	(2)	–	(2)
Changes in value recognised directly in equity	**–**	**–**	**–**	**(3,138)**	**86**	**(3,052)**	**1,628**	**(1,424)**
Net income	–	–	50,544	–	–	50,544	4,557	55,101
Sum of comprehensive income for the period	**–**	**–**	**50,544**	**(3,138)**	**86**	**47,492**	**6,185**	**53,677**
Dividend payments	–	–	(14,636)	–	–	(14,636)	–	(14,636)
As of 30 September 2009	**81,310**	**313,863**	**151,397**	**(25,568)**	**(156)**	**520,846**	**18,926**	**539,772**
Fair value measurement of available-for-sale financial assets	–	–	–	–	(17)	(17)	–	(17)
Foreign currency translation	–	–	–	1,961	–	1,961	(247)	1,714
Changes in value recognised directly in equity	**–**	**–**	**–**	**1,961**	**(17)**	**1,944**	**(247)**	**1,697**
Net income	–	–	11,299	–	–	11,299	1,263	12,562
Sum of comprehensive income for the period	**–**	**–**	**11,299**	**1,961**	**(17)**	**13,243**	**1,016**	**14,259**
As of 31 December 2009	**81,310**	**313,863**	**162,696**	**(23,607)**	**(173)**	**534,089**	**19,942**	**554,031**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General information

Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2009 in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, as applicable in the EU as of that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Reporting".

Accounting and valuation principles

The accounting and valuation principles applied for the interim financial statements as of 31 December 2009 correspond to those applied for the consolidated financial statements for financial year 2008/2009 with the exceptions described below. A detailed description of these methods was published in the notes to the consolidated financial statements as of 30 September 2009.

Recent pronouncements on accounting principles

The Group was obliged to apply the following standards and interpretations for the first time at the beginning of the financial year:

Date of issue	Standard/interpretation	Amendment/new statutory regulation	Date of first mandatory application	Adopted by the EU
30 November 2006	IFRIC 12 "Service concession arrangements"	Accounting of service concession arrangements	Financial years beginning on or after 29 March 2009	yes
30 November 2006	IFRS 8 "Operating segments"	Segment reporting mainly acc. to SFAS 131	Financial years beginning on or after 1 January 2009	yes
29 March 2007	Amendment IAS 23 "Borrowing costs"	Abolition of option to immediately recognise borrowing costs as an expense	Financial years beginning on or after 1 January 2009	yes
28 June 2007	IFRIC 13 "Customer loyalty programmes"	Accounting regulations for companies that grant their customers loyalty award credits, such as loyalty points or air miles when they buy other goods or services.	Financial years beginning on or after 1 January 2009	yes
5 July 2007	IFRIC 14 "IAS19 – The limit on a defined benefit asset, minimum funding requirements and their interaction"	Interaction between an obligation existing as of the balance sheet date to pay additional amounts into a pension plan and the regulations stipulated under IAS 19 regarding the upper limit on the measurement of the defined benefit asset or liability.	Financial years beginning on or after 1 January 2009	yes
6 September 2007	Amendment IAS 1 "Presentation of financial statements"	Presentation of gains and losses recognised directly in equity, terminology for components of financial statements	Financial years beginning on or after 1 January 2009	yes

Date of issue	Standard/Interpretation	Amendment/new statutory regulation	Date of first mandatory application	Adopted by the EU
10 January 2008	Revision of IFRS 3 "Business combinations"; revision IAS 27 "Consolidated and separate financial statements according to IFRS"	Accounting of step acquisitions and holdings of non-controlling interests	Financial years beginning on or after 1 July 2009	yes
17 January 2008	Amendment IFRS 2 "Share-based payment"	Performance conditions, cancellation during the vesting period	Financial years beginning on or after 1 January 2009	yes
14 February 2008	Amendment IAS 32 "Financial instruments: presentation"; amendment IAS 1 "Presentation of financial statements"	Treatment of puttable financial instruments as equity	Financial years beginning on or after 1 January 2009	yes
22 May 2008	Improvements to IFRSs	Mainly two types of change: • Those relating to the financial accounting, approach and valuation • Amendments to formulation	Financial years beginning on or after 1 January and 1 July 2009, respectively	yes
22 May 2008	Amendment IFRS 1 "First-time adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and separate financial instruments pursuant to IFRS"	Simplification of the valuation of investments in single-entity financial statements being prepared according to the IFRSs for the first time	Financial years beginning on or after 1 January 2009	yes
3 July 2008	IFRIC 15 "Agreements for the construction of real estate"	Essentially guidelines for deciding when an agreement falls under IAS 11 or IAS 18	Financial years beginning on or after 1 January 2010	yes
3 July 2008	IFRIC 16 "Hedges of a net investment in a foreign operation"	Accounting matters relating to hedging foreign operations	Financial years beginning on or after 30 June 2009	yes
31 July 2008	IAS 39 "Financial instruments: recognition and measurement"	Supplementary document "Eligible Hedged Items"	Financial years beginning on or after 1 July 2009	yes
31 October 2008	Explanatory guidelines for measuring "fair values"	Assistance with the measurement of the fair value of financial instruments	n/a	n/a
27 November 2008	IFRIC 17 "Distributions of non-cash assets to owners"	Measurement of non-cash assets	Financial years beginning on or after 1 July 2009	yes
26 November 2008	Revised version IFRS 1 "First-time adoption of International Financial Reporting Standards"	Restructuring of IFRS 1	Financial years beginning on or after 1 July 2009	yes
29 January 2009	IFRIC 18 "Transfers of assets from customers"	Accounting treatment of transferred assets, particularly in the energy sector	All transactions from 1 July 2009	yes
5 March 2009	Amendment IFRS 7 "Financial instruments: Disclosures"	Enhanced disclosures on fair value and liquidity risk	Financial years beginning on or after 1 January 2009	yes
12 March 2009	Amendment IFRS 39 "Financial instruments: recognition and measurement"; Amendment IFRIC 9 "Reassessment of embedded derivatives"	Reclassification of hybrid financial instruments to category "at fair value through profit and loss"	Financial years ending on or after 30 June 2009	yes

The Group applied IFRS 8 ("Operating segments") for the first time during the reporting period. Accordingly, the Group determines and publishes its operating segments based on the information that is reported internally to the CEO, who is also the Chief Operating Decision Maker. Previously the segment report was prepared according to IAS 14, whereby the current breakdown of the segments corresponds to the previous presentation of the secondary segment report under IAS 14. However, in contrast to the previous presentation, results (EBIT) are being published for each segment for the first time. The operating segments correspond to the Group's Strategic Business Units (SBUs). The results of the SBUs for which separate financial information is available are regularly evaluated by the CEO in terms of decisions on resource allocation and performance. The presentation for the same period of the previous year was adjusted accordingly.

During the reporting period, the Group applied the revised version of the Standard IAS 1 ("Presentation of Financial Statements") for the first time. Accordingly, for the first time the consolidated financial statements include a separate statement of comprehensive income in addition to the income statement. This discloses both the period-end result and all gains and losses recognised directly in equity for the period not resulting from transactions with the owners in their capacity as owners. Furthermore, in the consolidated statement of changes in equity the individual components of the "Gains and losses recognised directly in equity" are listed individually.

During the reporting period, the Group applied the revised version of IFRS 3 ("Business Combinations") and the amended IAS 27 ("Consolidated and separate financial statements under IFRS") for the first time. According to these changes, business combinations continue to be accounted for using the purchase method. In particular, the scope and accounting of step acquisitions shall be amended and an accounting policy choice introduced: the holdings of the non-controlling interest (NCI) may be measured at fair value or at the NCI's proportionate share of net assets of the acquiree. No such transactions took place during the reporting period, however, in the future this may lead to a change in the accounting method in terms of the approach and measurement of any goodwill in the context of business combinations.

For all other standards and interpretations applied for the first time there were no significant changes to the accounting and valuation methods, nor are such changes expected.

The IASB and IFRIC also issued the following standards, interpretations and revisions of existing standards after the balance sheet date of the consolidated financial statements 2008/2009; however, application of these is not yet mandatory for Carl Zeiss Meditec. The Company did not opt to apply these standards ahead of time:

Date of issue	Standard/Interpretation	Amendment/new statutory regulation	Date of first mandatory application	Adopted by the EU
8 October 2009	Amendments to IAS 32 "Financial instruments: Presentation"	Classification of rights issues	Financial years beginning on or after 1 February 2010	yes
4 November 2009	Amendment IAS 24 "Related party disclosures"	Simplification of reporting obligations of state-controlled entities	Financial years beginning on or after 1 January 2011	no
12 November 2009	IFRS 9 "Financial instruments"	Classification and measurement of financial assets	Financial years beginning on or after 1 January 2013	no
26 November 2009	IFRIC 19 "Extinguishing financial liabilities with equity instruments"	Comments on the redemption of financial liabilities through equity instruments	Financial years beginning on or after 1 July 2010	no
26 November 2009	Amendments to IFRIC 14 "IAS 19 – Employee Benefits"	Establishment of the restriction on a performance-oriented asset and of minimum financing regulations and their interplay	Financial years beginning on or after 1 January 2011	no

All of the standards listed above shall only be applied by Carl Zeiss Meditec from financial year 2010/2011 or thereafter. We do not anticipate the future application of these standards to have any material effect on the presentation of the financial statements.

2. Notes to the consolidated income statement

Operating segments

The Group has three operating segments, which also represent the Group's Strategic Business Units ("SBUs"). The Ophthalmic Systems and Surgical Ophthalmology SBUs comprise the activities of Carl Zeiss Meditec in the ophthalmic market. Ophthalmic Systems include medical laser and diagnostic systems. The "Surgical Ophthalmology" segment combines the Company's activities in the field of intraocular lenses and consumables. The activities in the field of neuro, ear, nose and throat surgery are presented in the "Microsurgery" segment (the former Neuro/ENT surgery SBU). Surgical visualisation solutions and activities in the area of intraoperative radiation are allocated to this SBU. Internal management reports are evaluated by the CEO at least every quarter for each of the Strategic Business Units.

The operating segments for the reporting period are as follows:

(Figures in € '000)	Ophthalmic Systems		Surgical Ophthalmology		Microsurgery		Total	
	3 months 2009/2010	3 months 2008/2009	3 months 2009/2010	3 months 2008/2009	3 months 2009/2010	3 months 2008/2009	3 months 2009/2010	3 months 2008/2009
External revenue	73,206	89,182	19,532	19,320	63,489	69,399	156,227	177,901
EBIT	7,081	9,839	2,026	1,456	9,573	10,192	18,680	21,487
Transition from the segments' overall results to the Group's period-end result.								
Overall result for the segments							**18,680**	**21,487**
Consolidated earnings before interest and taxes (EBIT)							**18,680**	**21,487**
Financial result							(717)	596
Earnings before income taxes							**17,963**	**22,083**
Income tax expense							(5,401)	(8,176)
Consolidated net income							**12,562**	**13,907**

There were no inter-segment sales between the segments. The segment assets have not shown any significant changes compared with the disclosures in the notes to the last consolidated annual financial statement. Furthermore, nor is this the subject of internal management reports.

Related party disclosures

Revenue amounting to € 34,775 thousand (previous year: € 33,812 thousand) resulted from relations with related parties during the reporting period 2009/2010. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

3. Events after the end of the interim reporting period

There were no events of particular significance post balance sheet date 31 December 2009.

Financial calendar 2009/2010

Date	Financial year 2009/2010
4 March 2010	Annual General Meeting
12 May 2010	6 Month Report
12 May 2010	Telephone conference
12 August 2010	9 Month Report
12 August 2010	Telephone conference
16 December 2010	Annual Financial Statements 2009/2010
16 December 2010	Analyst's Conference, Frankfurt am Main

Carl Zeiss Meditec AG

Investor Relations
Patrick Kofler

Phone: +49 36 41 22 01 06
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Patrick Kofler

Visual concept and design:
Publicis KommunikationsAgentur GmbH,
Erlangen, **www.publicis.de**

Translation services by:
Herold Fachübersetzungen, Bad Vilbel, Germany,
www.heroldservice.de

The 3 Month Report 2009/2010 of Carl Zeiss Meditec AG was published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 36 41 22 01 15
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir